TCW/DW TERM TRUST 2002

Item 77.C.     Matters Submitted to a Vote of Security Holders

     On December 14, 2000, the Annual Meeting of the Trust's Shareholders was held to vote upon the election of Trustees, ratification of the selection of Deloitte & Touche LLP, and a
Shareholder proposal to amend the Trust's Declaration of Trust to require each Trustee, within thirty days of election, to become shareholder of the Trust. A quorum was not received on the Proposal, having received insufficient votes for passage.